








Happy Friday! I hope you have a moment to stay with me for the testimony below.

As we continue to celebrate Women's History Month, I knew I needed to reach out to the most powerful women I've had the honor of connecting with for this request. This is not a mass marketing email, this is really just from me to you, woman to woman in a curated list, because I am going to say some things below that I'm not supposed to be candid about. If you're receiving this email today it's because I know that without women like you in the world, and without women like you in my network, the journey would be much heavier for us all. If this email has been forwarded to you, it means that the sender of it also regards you as an incredibly influential woman who has the power to change the way the world works.

Last year, my company Agua Bonita crossed the $1M revenue mark putting us in the top 1% of Latina owned businesses -- meaning only 1% of Latina owned businesses (and only 2% of ALL women owned businesses) EVER make more than $1M in their lifetime, and we are one of them. We grew from 200 retail stores to nearly 2000 retail stores including expanding nationwide at Whole Foods, select Targets, 7-Elevens and more. We outsold a major beverage corporation's version of our drinks, even though we had no marketing budget. And we did this all while being under the most soul crushing scrutiny I've ever experienced in my life, originating from potential investors.

Because last year I was also pregnant. Instead of congratulations, I was met with contingency plan requests (even though none of the male founders welcoming kids were asked to do so). Investment decisions were stalled until after I gave birth to make sure "I was still going to be as dedicated to the company as before." And there were emails sent about me, criticising my choice to have my son rather than going another route and conversations about ways to separate my image from the company should they feel the need to replace me after becoming a mother.

I know this experience is not unique. Many of us have had a shadow of doubt cast upon us as we've transitioned into motherhood; if we will still be as good at our jobs as before. Our decisions to take maternity leave or not have been a "reflection of our dedication." And wanting to or having kids has been seen as a death sentence for the progress of our careers. It doesn't have to be this way, though, and sometimes it feels like only we know that. That's why this year as Agua Bonita continues to grow, we are running a private WeFunder campaign for investment rather than pursue investors who don't value the contribution that women, that mothers, bring to the economy. I've been told to not talk about these things but I know that by not bringing light to the topics and experiences I am having, it only allows them to continue with other women.

I have something to prove, not just for myself but for every female entrepreneur out there. I want to prove that a woman owned business can be powered by other women and not the judgemental dollars of out-of-touch male investors. I want to prove that you can be at the top of your game, have a baby, and still shatter glass ceilings. And most importantly I want to be in a position where we can give back to our community and pull other women owned businesses up alongside us as we continue to grow. In order to do that, we need women like you to help us get there.

Our WeFunder campaign* allows for regular folks to invest in our company, even as little as $100. Our goal is to get to $200K. This is not a donation, it's an investment -- you will own shares of the company and as we grow, your return can grow, too. But even if you are not in a position to invest right now, sharing this message with other women who can invest, or can amplify our business in other ways, is what we need from our community. I ask you to think of the 2 most powerful, inspiring and influential women you know….and forward this email to them.

If you've stuck with this email for this long, thank you for taking the time to read my testimony. I reached out because I know the power that women have, that YOU have. I've been told "if you want something said, tell a man. If you want something done, tell a woman." I'm hoping you can help us get this done, not just for my company but for every other woman entrepreneur to come after us, too. If you have any questions at all or would like to catch up 1:1, please just let me know!

Con amor,



Kayla Castañeda
FOUNDER & CEO
[redacted]
agua bonita
FEATURED:
Latina Business Woman of the Year 2021

TODAY
WATCH US ON THE TODAY SHOW!

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   